SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Results of the Annual General Meeting of Shareholders

for Fiscal Year 2006

On March 23, 2007, Kookmin Bank held the annual general meeting of shareholders for fiscal year 2006, and all five agenda items listed below were approved and ratified as originally proposed.

■ Agendum 1.	Approval of non-consolidated financial statements (balance sheet, income statement and statement of appropriation of retained earnings) for fiscal year 2006

■ Agendum 2.	Appointment of directors

■ Agendum 3.	Appointment of candidates for the members of the Audit Committee, who are non-executive directors

■ Agendum 4.	Approval of previously granted stock options

■ Agendum 5.	Grant of stock options

For details of the originally proposed agenda, please refer to<Agenda for Annual General Meeting of Shareholders for the Fiscal Year 2006>, which was disclosed on March 7, 2007.

Appointed Director and Audit Committee Members

Non-executive Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jacques P.M. Kemp (Newly appointed) (05/15/1949)	CEO of ING Insurance Asia/Pacific	• General Manager for ING Brazil • Chairman of ING Bank International • Global Head e-Business for ING Group	• International Senior Management Program at Harvard • MBA, Univ. of Chicago	Netherlands	3 yrs

Members of the Audit Committee, who are Non-executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Kee Young Chung (Reappointed) (09/07/1948)	Professor, Accounting, Keimyung Univ. (C.P.A)	• Non-Executive Director, LG Corporation • President, Korea Accounting Institute • Chairman, Korea Accounting Association • Member, Examination Committee, FSS	• Ph.D. in Accounting, Univ. of Texas, Austin • M.A. in Business, Seoul Nat’l Univ. • B.A. in Business, Seoul Nat’l Univ.	Korea	1 yr

Dam Cho (Reappointed) (08/01/1952)	Professor, Business Administration, Chonnam Nat’l Univ.	• President, Korean Financial Management Association • Lecturer, Hongik Univ.	• Ph.D. in Finance, Korea Univ. • M.S in Business Administration, Korea Univ. • B.A. in Business Administration, Korea Univ.	Korea	1 yr

Bo Kyung Byun (Reappointed) (08/09/1953)	CEO, Kolon I’Networks Co.,Ltd	• CEO, LG-IBM PC Co.,Ltd. • Managing Director, IBM Korea	• B.S. in Mechanical Engineering, Seoul Nat’l Univ.	Korea	1 yr

Baek In Cha (Newly appointed) (07/23/1958)	Senior Research Fellow, Korea Institute of Finance	• Director of Research, Vice President, KIF • Professor, Economics & Finance, Hong Kong City Univ. • Professor, Economics, Univ. of Texas	• Ph.D. in Economics, Univ. of Minnesota • B.A. in Economics, Seoul Nat’l Univ.	Korea	1 yr

Grant of Stock Options

Kookmin Bank disclosed certain stock option grants on March 7, 2007. As of the date of such disclosure, two items were undetermined, and have since been determined.

1.	With respect to the stock option grants by resolution of the general meeting of shareholders, the Base Price is 84,500 Won, which was calculated as follows:

The arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

2.	With respect to the Conditional Grant of Stock Option, as Dong Soo Chung, the present Chairman of the board of directors was reappointed, no additional stock options were granted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 23, 2007	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director